Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 19, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2127

Dow 50 Growth Portfolio, Series 15

File Nos. 333-254565 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comment given during a telephone conversation with our office regarding the response letter filed on May 17, 2021, relating to amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2127, filed on April 8, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Dow 50 Growth Portfolio, Series 15 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection

           1.       We reissue the comment regarding the fifth bullet in this section, which excludes companies based upon certain criteria. Please clarify whether the top 20% or bottom 20% of companies that fit the specified criteria are excluded.

           Response: In response to this comment, the fifth bullet will be revised to state:

•	Concurrently filter the starting universe of securities by the following:
•	Exclude the 20% of companies whose asset growth exceeds their sales growth by the highest percentage;
•	Exclude the 20% of companies with the highest 1 year standard deviation of daily returns for the trailing year;
•	Exclude the 20% of companies that have the lowest forward year earnings per share (EPS) growth estimates (analyst consensus); and
•	Exclude the 20% of companies that have the lowest momentum as measured by 6 month total returns.

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren